FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.
•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.
•	Exhibit (d) is hereby amended by adding the text under the captions “Rentenbank Preliminary Results for the Year Ended December 31, 2013” on pages 4 to 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.
•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 7-9 hereof.
•	Exhibit (d) is hereby amended by replacing the sixth paragraph in the “Landwirtschaftliche Rentenbank — General — Overview” section with the text under the caption “Landwirtschaftliche Rentenbank — General — Overview” on page 11 hereof.
•	Exhibit (d) is hereby amended by replacing the section entitled “Landwirtschaftliche Rentenbank — General — Relationship with the Federal Republic” with the section entitled “Landwirtschaftliche Rentenbank — General — Relationship with the Federal Republic” on pages 11 to 12 hereof

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 30, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. Dollar 1.3574 (EUR 0.7367 per U.S. Dollar)

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774

	Period End	Average(1)	High	Low
Quarter ended December 31, 2013	1.3779	1.3660	1.3816	1.3357

___________________________

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for the months of December 2013 and January 2014 (January 24), as reported by the Federal Reserve Bank of New York.

2013	High	Low
December	1.3816	1.3552
2014
January (through January 24)	1.3682	1.3546

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

3

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2013

The following information is derived from Rentenbank’s press release of January 28, 2014, announcing certain preliminary results for 2013. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2013. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated financial statements for 2013 to be announced at a press conference and published in April 2014.

Demand for promotional lending by Rentenbank has continued to rise on the back of low interest rates and favorable economic conditions in agricultural markets. Special promotional loans reached a record high, with new lending of €7.2 billion in 2013 (as compared to €6.5 billion in 2012).

According to preliminary, unaudited results, in 2013, Rentenbank used €77.0 million (as compared to €75.9 million in 2012) of its income to reduce the interest rates payable on its special promotional loans. Rentenbank further provided €3.0 million as grants for the program “Research on agricultural innovation”. Rentenbank also used its net profit of €13.3 million for promotional purposes. Including the increase of the Rehwinkel Foundation's capital, which was also financed from Rentenbank's income and amounted to €3.0 million, the total income used for promotional purposes amounted to €96.3 million in 2013 (as compared to €90.7 million in 2012).

Growth in new business across all promotional lines

Every promotional line saw a rise in demand for special promotional loans in 2013. Rentenbank generated new business worth €2.8 billion in the "Agriculture" promotional line, up by 16.6 percent compared with 2012. Financing for buildings and machinery was particularly in demand. Loans for land purchases achieved also a high level. By contrast, there was a decline in demand for liquidity assistance loans. Rentenbank granted €21.6 million for this purpose (as compared to €38.0 million in 2012). Of this amount, €8.2 million was granted for losses suffered by the agricultural sector as a result of the flooding at the start of the summer.

The focus of investments in renewable energies is shifting. Within the “Renewable Energies” promotional line, wind power financing is growing at the fastest rate. Reaching €767.9 million in 2013 (as compared to €83.4 million in 2012), for the first time it accounted for the largest proportion of lending within this promotional line. New lending for biogas plants remained fairly stable at €563.2 million (as compared to €554.0 million in 2012), whereas demand for financing for photovoltaic installations declined significantly – as expected – from €750.0 million in 2012 to €237.9 million in 2013. Rentenbank extended promotional loans with a total volume of €1.6 billion for capital expenditure on renewable energies in 2013 (as compared to €1.4 billion in 2012).

Issuance business: euro most important issuance currency

According to preliminary, unaudited results, Rentenbank raised new medium- and long-term funding of approximately €10.2 billion in the domestic and international capital markets in 2013 (as compared to €9.6 billion in 2012). Foreign investors accounted for 89 percent (as compared to 73 percent in 2012). Rentenbank placed 46 percent (as compared to 53 percent in 2012) of its issuance volume with banks and another 33 percent (as compared to 26 percent in 2012) with central banks. The euro's share declined from 47 percent in 2012 to 34 percent in 2013. However, the euro continued to be the most important issuance currency, followed by the US dollar with a share of 28 percent (as compared to 30 percent in 2012) and the Australian dollar with a share of 24 percent (as compared to 12 percent in 2012).

Decline in operating result in line with expectations

As expected, there was a decline in the operating result before provision for loan losses and valuation, although it was still far higher than the level before the financial crisis. According to preliminary, unaudited figures, operating result amounted to €248.7 million as of December 31, 2013, which was a year-on-year decrease of €55.0 million or 18.1 percent mainly due to a decrease of net interest income and an increase in administrative expenses. The latter was due to higher expenses for IT projects and increased personnel costs, resulting from pay rise from collective wage agreements, a higher number of employees and rising pension provisions. After allowing for the provision for loan losses and valuation, the Board of Managing Directors expects Rentenbank to report net income for the year of €53.0 million (as compared to €51.0 million in 2012). Of this net income, €13.3 million (as compared to €12.8 million in 2012) is to be distributed for promotional purposes.

Slight decrease in total assets

According to preliminary, unaudited results, total assets in accordance with the German Commercial Code (Handelsgesetzbuch or HGB) stood at €78.3 billion at the end of 2013 (as compared to €79.2 billion in 2012). On the balance sheet, loans and advances to banks amounted to €50.0 billion, which was slightly lower than the figure reported a year earlier (€51.2 billion as at December 31, 2012). The contraction of the securities portfolio to €20.3 billion (as compared to €22.0 billion as at December 31, 2012) reflected high redemptions in securitized lending business.

4

Sound capitalization: ratios further improved

According to preliminary, unaudited results, own funds reported on the balance sheet in accordance with the German Commercial Code (HGB) totaled €4.1 billion at the end of 2013 (as compared to €4.0 billion as at December 31, 2012). The total capital ratio amounted to 31.3 percent (as compared to 27.5 percent as at December 31, 2012), while the Tier 1 capital ratio came to 25.6 percent (as compared to 21.3 percent as at December 31, 2012). Both ratios were calculated in accordance with the German Solvency Regulation (SolvV) and remained well above the regulatory requirements. According to its Board of Managing Directors, Rentenbank strengthened its capital base in the past years in preparation for the stricter regulatory requirements that will apply from 2014

5

New Business

Promotional Lending		2013	2012	Change in %
		(€ millions)
Special promotional loans for agribusiness		7,236	6,469	11.9
thereof:	Agriculture	2,842	2,438	16.6
	Rural development	2,143	2,130	0.6
	Renewable Energies	1,599	1,410	13.4
	Agribusiness	637	480	32.7

Standard promotional loans		2,479	2,020	22.7
Securitized lending business		1,919	1,863	3.0

Refinancing of lending business
		(€ billions)
Medium and long-term funding		10.2	9.6	6.3
thereof:	Euro MTN	6.7	6.3	6.3
	Global bonds	1.4	2.2	- 36.4
	AUD MTN	2.1	1.1	90.9

Preliminary Unconsolidated Balance Sheet
(according to German GAAP (HGB))

		December 31, 2013	December 31, 2012	Change in %
		(€ billions)
Total assets		78.3	79.2	- 1.1
Loans and advances to banks		50.0	51.2	- 2.3
Securities portfolio		20.3	22.0	- 7.7
Promotional volume		69.5	67.1	3.6
thereof:	Special promotional loans	33.8	30.2	11.9
Securitized liabilities		61.4	62.2	- 1.3

Own funds		4.1	4.0	2.5

Preliminary Unconsolidated Income Statement
(according to German GAAP (HGB))

		2013	2012	Change in %
		(€ millions)
Net interest income		312.7	352.9	- 11.4
Administrative expenses		53.2	44.7	19.0
Operating result before provision for loan losses and valuation		248.7	303.7	- 18.1
Net income for the year		53.0	51.0	3.9

Promotional performance		96.3	90.7	6.2
thereof:	Interest rate reduction for special promotional loans	77.0	75.9	1.4
	Capital increase of Rehwinkel Foundation	3.0	2.0	50.0
	Grants for “Research on agricultural innovation”	3.0	-	-
	Net profit	13.3	12.8	3.9

6

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.5	0.3
1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5
3rd quarter 2013	0.3	0.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s GDP increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2013 compared to the second quarter of 2013. Positive contributions to this increase were made exclusively by domestic demand, in particular, there was a marked increase in fixed capital formation (0.5% in machinery and equipment; 2.4% in construction). In addition, government final consumption expenditure increased by 0.5% and household final consumption expenditure rose slightly by 0.1% quarter-on-quarter.

However, the balance of exports and imports had a negative impact on GDP growth (-0.4 percentage points), as the quarter-on-quarter increase in exports (0.1%) was smaller than the rise in imports (0.8%) in the third quarter of 2013 compared with the second quarter of 2013.

In a year-on-year comparison, GDP in the third quarter of 2013 increased by 0.6% in calendar-adjusted terms compared to the third quarter of 2012.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2013, press release of November 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/11/PE13_394_811.html).

The German economy continued to grow on an annual average in 2013. According to preliminary calculations of the Federal Statistical Office, price-adjusted GDP increased by 0.4% compared to 2012. The slow-down in the growth rate compared to 2012 (+0.7%) and 2011 (+3.3%), which reflects the continuing recession in some European countries and restrained growth of the global economy, was only partly offset by strong domestic demand.

In price- and calendar-adjusted terms, GDP increased by 0.5%. This slightly higher GDP growth rate in price- and calendar-adjusted terms was due to the lower number of working days in 2013 than in 2012.

Final consumption expenditure was the main driving force for GDP growth in 2013, as household final consumption expenditure and government final consumption expenditure increased by 0.9% and 1.1%, respectively, during this period. However, gross fixed capital formation decreased in 2013 compared to 2012. Gross fixed capital formation in construction decreased by 0.3% and gross fixed capital formation in machinery and equipment decreased by 2.2% in 2013 compared to 2012.

In 2013, in price-adjusted terms, German exports of goods and services only increased by 0.6% compared to 2012, while imports increased by 1.3%. The balance of exports and imports had a negative effect of 0.3 percentage points on GDP growth in 2013.

Source: Statistisches Bundesamt, Moderate growth of the German economy in 2013, press release of January 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_016_811.html).

7

Inflation Rate

Inflation Rate

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4

On an annual average, consumer prices in Germany increased by 1.5% in 2013 compared to 2012. This year-on-year rate of price increases was markedly lower than in the previous two years (2012: +2.0%; 2011: +2.1%), and in all months and in the whole year of 2013, inflation rates of below 2% were reported. In 2013, the upward trend in price levels was mainly supported by the product group food. Compared with 2012, the price of food increased by 4.4%. Energy prices also rose by 1.4% in 2013 compared with 2012.

The 1.4% increase in consumer prices in Germany in December 2013 compared with December 2012 represents a gradual continuation of the year-on-year price trend recorded in November 2013 (+1.3%) and October 2013 (+1.2%). The increase in December 2013 compared with December 2012 was supported by an above-average increase in the prices of food and non-alcoholic beverages of 3.2%. Energy prices as a whole, however, rose by 1.1% compared with December 2012 and did not have a significant effect on the inflation rate in December 2013.

Compared with November 2013, consumer prices in December 2013 increased by 0.4%, mainly due to the seasonal price increases for package holidays (+11.1%) and an increase in food prices (+1.5%).

Source: Statistisches Bundesamt, Consumer prices in 2013: +1.5% on 2012, press release of January 16, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_017_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.3	5.4
May 2013	5.2	5.3
June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.2
October 2013	5.1	5.2
November 2013	5.0	5.1
December 2013	4.9	5.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.
8

The number of employed persons increased by approximately 258,000 persons, or 0.6%, from December 2012 to December 2013. Compared to November 2013, the number of employed persons in December 2013 increased by approximately 23,000, or 0.1%, after adjustment for seasonal fluctuations.

In December 2013, the number of unemployed persons decreased by approximately 146,000, or 6.3%, compared to December 2012 and by 32,000, or 1.4%, compared to November 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons amounted to 2.16 million in December 2013.

Sources: Statistisches Bundesamt, 42 million persons in employment at the end of 2013, press release of January 30, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_032_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

Current Account And Foreign Trade

(balance in EUR billion) (1)

Item	January to November 2013	January to November 2012
Foreign trade	183.7	177.9
Services	-5.0	-6.2
Factor income (net)	59.2	57.7
Current transfers	-39.5	-37.3
Supplementary trade items	-22.5	-25.3
Current account	175.9	166.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2013: +1.0% on November 2012, press release of January 8, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_006_51.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net borrowing of EUR 1.7 billion at the end of 2013. Compared with 2012, both the Federal Government and state governments considerably reduced their deficits again, whereas the municipalities and social security funds collectively achieved a large surplus, as they did in 2012 and 2011. When measured as a percentage of the GDP at current prices, the deficit ratio of the general government was -0.1%. The general government thus showed a virtually balanced budget in 2012.

Source: Statistisches Bundesamt, Moderate growth of the German economy in 2013, press release of January 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/01/PE14_016_811.html).

Other Recent Developments

Political Parties

On September 22, 2013, general elections for the Bundestag (one of the two Houses of Parliament) were held, with the following results:

	% of Votes	Seats
CDU/CSU	41.5	311
SPD	25.7	193
DIE LINKE	8.6	64
GRÜNE	8.4	63
FDP	4.8	—
Others	10.9	—

Total	100.0	631

9

Following coalition negotiations between the CDU/CSU and the SPD, the parties signed a coalition agreement on December 16, 2013 and Dr. Angela Merkel was reelected Federal Chancellor for her third consecutive term of office on December 17, 2013. Ms. Merkel’s cabinet (eight ministers and the Head of the Federal Chancellery from the CDU/CSU and six ministers from the SPD) was appointed later that day.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html); Federal Government, Neue Bundesregierung startklar, article of December 16, 2013, Federal Chancellor, Angela Merkel re-elected Chancellor, press release of December 17, 2013 (http://www.bundeskanzlerin.de/Content/EN/Artikel/2013/12/2013-12-17-bundeskanzlerin-wiedergewaehlt.html); Federal Government, New Cabinet sworn in, press release of December 17, 2013 (http://www.bundesregierung.de/Content/EN/Artikel/2013/12/2013-12-17-neues-kabinett.html?nn=709674).

Financial System

On October 15, 2013, the Council of the European Union adopted regulations creating a single supervisory mechanism for the oversight of banks and other credit institutions, thus establishing one of the main elements of Europe’s banking union. The single supervisory mechanism (“SSM”) will be composed of the European Central Bank (“ECB”) and the supervisory authorities of the Member States. It will cover the euro area as well as non-euro area countries that choose to participate. The ECB will have direct oversight of euro area banks, in a differentiated manner and in close cooperation with national supervisory authorities, and will be responsible for the overall functioning of the SSM. On October 23, 2013, the ECB announced details of a comprehensive assessment of large banks to be conducted in cooperation with national supervisory authorities of Member States participating in the SSM. The assessment, which consists of a risk assessment, an asset quality review and a stress test, will be conducted over a twelve-month period starting in November 2013 in preparation of the ECB assuming full responsibility for supervision as part of the SSM. Rentenbank is included among the 24 German institutions covered by the assessment (out of more than 120 institutions overall).

Sources: Council of the European Union, Council approves single supervisory mechanism for banking, press release of October 15, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139012.pdf); European Central Bank, ECB starts comprehensive assessment in advance of supervisory role, press release of October 23, 2013 (http://www.ecb.europa.eu/press/pr/date/2013/html/pr131023.en.html); European Central Bank, Note on Comprehensive Assessment October 2013 (http://www.ecb.europa.eu/pub/pdf/other/notecomprehensiveassessment201310en.pdf?065ff8953213aaf23e385c1119dd541a).

Macroeconomic Imbalance Procedure

Within the framework of the macroeconomic imbalance procedure established in 2011, the European Commission published an Alert Mechanism Report on November 13, 2013, which noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and  to assess whether it is experiencing macroeconomic imbalances. The results of this review are expected to be published in spring 2014.

Source: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2014 dated November 13, 2013 (http://ec.europa.eu/europe2020/pdf/2014/amr2014_en.pdf).

Financial Assistance to Euro Area Member States

In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013. Under this program, a total of €67.5 billion had been made available for Ireland since 2011 from the European Financial Stabilisation Mechanism, the European Financial Stability Facility, the International Monetary Fund and bilateral loans.

Source: European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013 (http://www.eurozone.europa.eu/newsroom/news/2013/11/statement-by-the-eurogroup-on-ireland/).

On December 31, 2013, the financial assistance program of the European Stability Mechanism (“ESM”) for Spain expired. Since the program started in December 2012, the ESM has disbursed a total of €41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain will not request any follow-up assistance from the ESM.

Source: European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

10

LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Finally, Rentenbank’s governing law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of 1st January, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Republic — Guarantee of the Federal Republic”.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of January 1, 2014, principally to reflect changes in Rentenbank’s governing law.

Relationship with the Federal Republic

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under this statutory guarantee, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.
11

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations , including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

12

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 30th day of January, 2014.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt Title: Speaker of the Board of Managing Directors

By:	/s/Harald Strangmann
Name: Harald Strangmann Title: Senior Associate Director

13